PulteGroup, Inc.
3350 Peachtree Road NE, Suite 150
Atlanta, Georgia 30326

July 20, 2016
Elliott Associates, L.P.
Elliott International, L.P.
40 West 57th Street
New York, New York 10019

Ladies and Gentlemen:
This letter agreement (this “Agreement”) constitutes the agreement between PulteGroup, Inc., a Michigan corporation (the “Company”), Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), and Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”), with respect to the matters set forth below. Elliott Associates and Elliott International are referred to herein, each individually, as an “Elliott Party” and, collectively, as the “Elliott Parties” or “Elliott.” The Company and the Elliott Parties are referred to herein, each individually, as a “Party” and, collectively, as the “Parties.”

1.
Director Appointments. Effective as of the date hereof, the size of the Board of Directors of the Company (the “Board”) shall increase to thirteen (13) directors and each of John Peshkin (“Mr. Peshkin”), Josh Gotbaum (“Mr. Gotbaum” or the “Selected Nominee”) and Scott Powers (such individual, the “Additional Nominee” and, together with Mr. Peshkin and Mr. Gotbaum, the “Nominees”, and each referred to herein as a “Nominee”) shall be appointed to fill the three (3) director vacancies so created, with each Nominee serving as a director until the next election of directors and until his successor is duly elected and qualified or until his earlier resignation or removal, subject to the terms of this Agreement. Subject to Paragraph 5, unless the Board determines in good faith that doing so would violate the Board’s fiduciary duties under applicable law (it being acknowledged that to the extent the Board makes such a determination regarding the Selected Nominee, the Company shall promptly inform the Elliott Parties of such determination, and the Elliott Parties shall be entitled to select a replacement candidate for the Selected Nominee in accordance with Paragraph 2), and subject to the Company having received a certification from the Elliott Parties that at such time the Elliott Parties beneficially own 3.0% or more of the Company common shares, (a) the Company shall include the Selected Nominee and the Additional Nominee on its slate of nominees for the election of directors at its 2017 Annual Meeting of Shareholders in the proxy statement for such Meeting of Shareholders and (b) with respect to the 2017 Annual Meeting of Shareholders, (i) the Board shall recommend (and shall not change such recommendation in a manner adverse to the Selected Nominee or the Additional Nominee) that the Company’s shareholders vote in favor of the Board’s entire slate (including the Selected Nominee and the Additional Nominee) and (ii) the Company shall solicit proxies for the Board’s entire slate (including the Selected Nominee and the Additional Nominee) and otherwise support the Selected Nominee and the Additional Nominee for election in a manner no less rigorous and favorable than the manner in which the Company supports its other director nominees. The Board shall not increase the size of the Board to more than thirteen (13) directors at any time prior to the Expiration Date without the prior written consent of the Elliott Parties; provided that the Board size may be increased by an additional director to a total of no more than fourteen (14) directors as long as such additional director is added in connection with a merger, consolidation, acquisition, business combination or significant stock issuance outside the ordinary course of business and involving the Company or any of its direct or indirect subsidiaries or in connection with settling a demand for representation on the Board by a shareholder of the Company, and not for the purpose of diluting the voting rights or influence of the Nominees. Notwithstanding anything in this Agreement to the contrary, the Company’s and Board’s obligations in this Section 1 shall terminate prior to the Expiration Date at such time as the Elliott Parties’ aggregate beneficial ownership decreases to less than 3.0% of the Company common shares as a result of dispositions by the Elliott Parties.

2.
Replacement of Selected Nominee. In the event that the Selected Nominee (or his replacement appointed pursuant to this Paragraph 2) is unable or unwilling to serve as a director of the Company (other than on account of failure to be elected or reelected) prior to the Expiration Date, subject to the last sentence of this Paragraph 2 and subject to the Company having received a certification from the Elliott Parties that at the time of such selection the Elliott Parties beneficially own 3.0% or more of the Company common shares, the Company agrees that Elliott may select a replacement candidate (a) who qualifies as “independent” under the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange (the “NYSE”) and the applicable terms of the Company’s Corporate Governance Guidelines, and whose service as a director of the Company complies with applicable requirements of the Clayton Antitrust Act of 1914, as amended, and other applicable competition laws and regulations, and (b) who is reasonably acceptable to the Nominating and Governance Committee of the Board as a replacement candidate. Any such replacement candidate (i) shall not be a principal, director, general partner, managing member, manager, officer, employee, agent or representative of any Elliott Party or any Affiliate of any Elliott Party, (ii) shall not be an investor in any Elliot Party or any Affiliate of any Elliott Party and (iii) shall not serve, and shall not have served, on the board of directors or comparable governing body of any other company at the direction or pursuant to the designation of any Elliott Party or any Affiliate of any Elliott Party. Subject to Paragraph 5 and such replacement candidate’s completion of customary director onboarding documentation and the last sentence of this Paragraph 2, the Company shall appoint any such replacement candidate who meets the foregoing criteria to the Board to replace Mr. Gotbaum, with such replacement candidate to serve as a director and as a member of those Board committees on which Mr. Gotbaum served, in each case, during the unexpired term, if any, of Mr. Gotbaum and such replacement candidate shall be considered the Selected Nominee for all purposes of this Agreement. Elliott’s right to select a qualified replacement candidate, and the Company’s obligation to appoint such candidate to the Board, shall terminate prior to the Expiration Date at such time as the Elliott Parties’ aggregate beneficial ownership decreases to less than 3.0% of the Company common shares as a result of dispositions by the Elliott Parties.

3.
Nominee and Director Agreements, Arrangements and Understandings. Each of the Elliott Parties agrees that neither such Elliott Party nor any of its Affiliates (a) will pay any compensation to any Nominee (including replacement candidates of the Selected Nominee contemplated by Paragraph 2) in connection with such Person’s service on the Board or any committee thereof or (b) will have any agreement, arrangement or understanding, written or oral, with any Nominee (including replacement candidates of the Selected Nominee contemplated by Paragraph 2) regarding such Person’s service on the Board or any committee thereof (including without limitation pursuant to which such Person will be compensated for his or her service as a director on, or nominee for election to, the Board or any committee thereof). Each of the Elliott Parties agrees that the Selected Nominee (including replacement candidates contemplated by Paragraph 2) shall not serve on the board of directors or comparable governing body of any other company at the direction or pursuant to the designation of any Elliott Party or any Affiliate of any Elliott Party.

4.
Committees. The Board shall, promptly upon execution of this Agreement, appoint (a) the Selected Nominee (including any replacement contemplated by Paragraph 2) to serve on the Board’s Finance Committee, CEO Search Committee and the Audit Committee; and (b) Mr. Peshkin to serve on the Board’s CEO Search Committee and such other committees of the Board as the Board shall determine. Notwithstanding anything herein to the contrary, the Board shall not (i) increase the size of the Board’s CEO Search Committee to more than five (5) directors at any time prior to the Expiration Date without the prior written consent of the Elliott Parties; or (ii) increase the size of the Board’s Finance Committee to more than seven (7) directors at any time prior to the Expiration Date without the prior written consent of the Elliott Parties. The Company’s and Board’s obligation to take (or refrain from taking) the actions specified in this Paragraph 4 shall terminate prior to the Expiration Date at such time as the Elliott Parties’ aggregate beneficial ownership decreases to less than 3.0% of the Company common shares as a result of dispositions by the Elliott Parties.

5.
Nominee Information.  As a condition to the Company’s obligation to nominate the Selected Nominee (including any replacement candidate contemplated by Paragraph 2) for election at the 2017 Annual Meeting of Shareholders, the Selected Nominee shall have provided any and all information required to be disclosed in a proxy statement or other filing under applicable law or that is otherwise consistent with the information that is required to be disclosed by all other Persons standing for election as a director of the Board, stock exchange rules or listing standards, along with any additional information reasonably requested by the Company in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal obligations, and to consent to appropriate background checks.

6.
Company Policies. The Parties acknowledge that each of the Nominees, upon appointment or election to the Board, will be subject to the same protections and obligations regarding confidentiality, conflicts of interest, fiduciary duties, trading and disclosure and other governance guidelines and policies (collectively, “Company Policies”), and shall, subject to Paragraph 11 below, be required to preserve the confidentiality of the Company’s business and information, including discussions or matters considered in or for meetings of the Board or committees of the Board or related thereto, and shall have the same rights and benefits, including with respect to insurance, indemnification, exculpation, compensation and fees, as are applicable to the independent directors of the Company. The Company agrees that: (i) as of the date hereof, all Company Policies currently in effect are publicly available on the Company’s website or described in its proxy statement filed with the SEC on April 4, 2016 or have otherwise been provided to the Elliott Parties, and such Company Policies will not be amended prior to the appointment of the Nominees and (ii) during the Restricted Period, any changes to the Company Policies, or new Company Policies, will be adopted in good faith and not for the purpose of undermining or conflicting with the arrangements contemplated hereby.

7.
Buyback. Promptly following the execution of this Agreement, the Company will authorize (to the extent not previously authorized), and in good faith, subject to market conditions, applicable legal requirements and other relevant factors, take all reasonably necessary actions designed to effectuate, a share buyback program to repurchase shares of Company common stock in accordance with the terms set forth in Schedule A and as described in the Press Release (as defined below).

8.
SG&A Reduction Program. Promptly following the execution of this Agreement, the Company will authorize, and in good faith, subject to market conditions, applicable legal requirements and other relevant factors, take all reasonably necessary actions designed to implement, a selling, general and administrative expense (“SG&A”) reduction program targeting SG&A spend of 9% or better of home sale revenues in 2017 as described in the Press Release.

9.
Voting of Elliott Shares. With respect to each of the Company’s annual and special meetings of shareholders (and any adjournments or postponements thereof) held during the Restricted Period and any actions by written consent taken or proposed to be taken by the shareholders of the Company during the Restricted Period, the Elliott Parties shall (a) in the case of any such meeting, cause to be present for quorum purposes all the Company common shares beneficially owned by them or their controlling or controlled Affiliates and which they or such controlling or controlled Affiliates are entitled to vote at such annual or special meeting of shareholders and (b) vote or cause to be voted (or in the case of any proposed action by written consent, provide a written consent for) all such Company common shares (i) in favor of the election of the Selected Nominee as the director nominee nominated by the Board; (ii) against (or withhold votes in favor of) the election of any director nominees that are not nominated by the Board; and (iii) in accordance with the Board’s recommendation on all other proposals and business that comes before such annual or special meeting of shareholders (or is proposed as an action by written consent), other than with respect to (A) an Extraordinary Transaction, (B) any proposed issuance of Company common shares or any securities convertible into, or exercisable or exchangeable for, Company common shares, (C) approval of any compensatory plan or arrangement relating to the compensation of Company employees or the members of the Board that is submitted for shareholder approval (but, for the avoidance of doubt, excluding the Company’s “say on pay” proposal, with respect to which the Elliott Parties shall vote or cause to be voted all such Company common shares in accordance with the Board’s recommendation) or (D) any proposal by the Company to implement any takeover defense measures or any other proposal by the Company that would diminish or otherwise impair in any material respect the rights of Company shareholders.

10.
Standstill. From the date of this Agreement until the Expiration Date or until such earlier time as the restrictions in this Paragraph 10 terminate as provided herein (such period, the “Restricted Period”), the Elliott Parties shall not, and shall cause their respective Affiliates and their respective principals, directors, general partners, managing members, managers, officers, employees, agents and representatives acting on their behalf (collectively, the “Restricted Persons”) not to, directly or indirectly, absent prior express written invitation or authorization by the Board:

(a)
engage in any “solicitation” (as such term is defined pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and used in the rules and regulations of the SEC, but without regard to the exclusions set forth in Rules 14a-l(l)(2)(iv) and 14a-2 under the Exchange Act) of proxies or consents with respect to the election or removal of directors of the Company or any other matter or proposal involving the Company or become a “participant” (as such term is defined pursuant to the Exchange Act and used in the rules and regulations of the SEC) in any such solicitation of proxies or consents;

(b)
knowingly encourage or advise any Person or knowingly assist any other Person in so encouraging or advising any Person with respect to the giving or withholding of any proxy, consent or other authority to vote Company common shares or in conducting any type of referendum or the voting of Company common shares (other than such encouragement or advice that is consistent with the Board’s recommendation in connection with such matter);

(c)
form, join or participate in any way in any “group” with respect to any Company common shares or the beneficial ownership thereof, other than solely with other Elliott Parties or their Affiliates with respect to the Company common shares now or hereafter beneficially owned by them;

(d)
acquire, or offer, seek or agree to acquire, by purchase or otherwise, or direct any Third Party in the potential acquisition of, by purchase, agreement, Extraordinary Transaction or otherwise, any Company common shares or beneficial ownership thereof or assets of the Company or any direct or indirect subsidiary thereof, or rights or options to acquire any Company common shares or beneficial ownership thereof or assets of the Company or any direct or indirect subsidiary thereof or engage in any swap or hedging transactions or other derivative agreements of any nature with respect to Company common shares, in each case if such acquisition or transaction or agreement (i) would result in Basic Beneficial Ownership in excess of 4.8% of the total number of outstanding Company common shares or (ii) would result in beneficial ownership in excess of 9.9% of the total number of outstanding Company common shares (it being acknowledged and agreed that the Elliott Parties shall not make any such acquisition or engage in any transaction or enter into any agreement that would result in either of the Elliott Parties becoming an “Acquiring Person” under, and as defined in, the Amended and Restated Section 382 Rights Agreement, dated as of March 18, 2010, between the Company and the Rights Agent thereunder, as amended by that certain First Amendment to Amended and Restated Section 382 Rights Agreement, dated March 14, 2013 and that certain Second Amendment to Amended and Restated 382 Rights Agreement, dated as of March 10, 2016);

(e)
sell, or offer, seek or agree to sell, all or substantially all, directly or indirectly, through swap or hedging transactions or otherwise, voting rights decoupled from the underlying Company common shares held by the Elliott Parties;

(f)
initiate, make or in any way participate, directly or indirectly, in any Extraordinary Transaction (it being understood that the foregoing shall not restrict the Elliott Parties from tendering shares, receiving payment for shares or otherwise participating in any such transaction on the same basis as other shareholders of the Company or from participating in any such transaction that has been approved by the Board, subject to the other terms of this Agreement) or make, directly or indirectly, any proposal, either alone or in concert with others, to the Company or the Board that would reasonably be expected to require a public announcement or disclosure regarding any such matter;

(g)
enter into a voting trust, arrangement or agreement or subject any Company common shares or beneficial ownership thereof to any voting trust, arrangement or agreement, in each case other than solely with other Elliott Parties or their Affiliates;

(h)
(i) propose or seek, alone or in concert with others, election or appointment to, or representation on, the Board or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board, except as specifically permitted in Paragraph 2 or (ii) propose or seek, alone or in concert with others, the removal of any member of the Board;

(i)
(A) initiate, make or be the proponent of any proposal (pursuant to Rule 14a-8 under the Exchange Act or otherwise) for consideration by the Company’s shareholders or (B) conduct any referendum for consideration by the Company’s shareholders;

(j)	initiate or seek the convening of (or assist any other Person in the convening of) any meeting of the Company’s shareholders;

(k)
make any request for stock ledger or shareholder list materials or other books and records of the Company under any statutory or regulatory provisions providing for shareholder access to materials, books and records of the Company;

(l)
(i) make any public or private proposal with respect to or (ii) in a manner adverse to the Company, make any public statement or otherwise seek to encourage or advise or assist any Person in so encouraging or advising with respect to: (A) any change in the identity, number or term of directors serving on the Board or the filling of any vacancies on the Board, (B) any change in the capitalization or dividend policy of the Company, (C) any other change in the Company’s management, governance, corporate structure, affairs or policies, (D) any Extraordinary Transaction, (E) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (F) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(m)
institute, solicit, assist or join any litigation, arbitration or other proceeding against or involving the Company or any of its direct or indirect subsidiaries or any of their respective current or former directors or officers (including derivative actions) in order to effect, cause or take any of the actions expressly prohibited by this Paragraph 10; provided, however, that for the avoidance of doubt the foregoing shall not prevent any Restricted Person from (i) bringing litigation to enforce the provisions of this Agreement, (ii) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Company against a Restricted Person, (iii) bringing bona fide commercial disputes that do not relate to the subject matter of this Agreement or the topics covered in the correspondence between the Company and the Restricted Persons prior to the date hereof or (iv) exercising statutory appraisal rights; provided, further, that the foregoing shall also not prevent the Restricted Persons from responding to or complying with a validly issued legal process;

(n)	make any request or submit any proposal to amend, waive or grant consent with respect to the terms of this Agreement, or refer to any desire or intention to do so; or

(o)
enter into any discussions, negotiations, agreements or understandings with any Third Party or assist, advise, act in concert with or participate with or encourage any Third Party, to take any action that the Elliott Parties are prohibited from taking pursuant to this Paragraph 10;

(A) provided, that the restrictions in this Paragraph 10 shall terminate automatically upon the earliest of (i) the Expiration Date; (ii) upon five (5) business days’ prior written notice delivered by Elliott to the Company following a material breach of this Agreement by the Company (including, without limitation, a failure to appoint or nominate the Selected Nominee and/or the Additional Nominee in accordance with Paragraph 1 or replacements in accordance with Paragraph 2, in each case, without giving effect to any determination by the Board that such appointment would violate the Board's fiduciary duties under applicable law) if such breach has not been cured within such notice period, provided that the Elliott Parties are not then in material breach of this Agreement; (iii) upon the announcement by the Company that it has entered into a definitive agreement with respect to any merger, consolidation, acquisition, business combination, sale of a division, sale of substantially all assets, recapitalization, restructuring, liquidation, dissolution or other similar extraordinary transaction that would, if consummated, result in the acquisition by any Person or group of Persons (other than any direct or indirect subsidiaries of the Company) of more than 50% of the Company common shares; (iv) the commencement of any tender or exchange offer (by a Person other than the Elliott Parties or their Affiliates) which, if consummated, would constitute an Extraordinary Transaction that would result in the acquisition by any person or group of more than 50% of the Company common shares, where the Company files a Schedule 14D-9 (or any amendment thereto), other than a “stop, look and listen” communication by the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act, that does not recommend that the Company’s shareholders reject such tender or exchange offer; (v) such time as the Company issues a preliminary proxy statement, definitive proxy statement or other proxy materials in connection with the 2017 Annual Meeting of Shareholders that are inconsistent with the Company’s obligations under this Agreement; and (vi) the adoption by the Board of any amendment to the Restated Certificate of Incorporation or Amended and Restated By-Laws of the Company that would reasonably be expected to substantially impair the ability of a shareholder to submit nominations for election to the Board or shareholder proposals in connection with any future Company Annual Meeting of Shareholders; and (B) provided, further, that that nothing contained herein shall prevent the Elliott Parties from making (i) any public or private statement or announcement with respect to an Extraordinary Transaction that is publicly announced by the Company or a Third Party, (ii) any public or private statement with respect to the Company’s business and operations, other than statements that are negative with respect to the Company or the Board, (iii) any factual statement as required by applicable legal process, subpoena, or legal requirement or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought (so long as such request did not arise as a result of discretionary acts by the Elliott Parties or any of their Affiliates) or (iv) any public or private statement commenting on the Company’s execution of and compliance with the terms of this Agreement.

11.
Private Communications; Confidentiality. Notwithstanding anything to the contrary contained in Paragraph 10, during the Restricted Period, the Elliott Parties and their respective Affiliates may communicate privately with (a) any Third Party so long as such communications do not violate the terms of this Agreement and (b) the Company’s (i) directors, (ii) chief executive officer, chief financial officer, chief legal officer and head of investor relations and (iii) advisors at Evercore Partners and Sidley Austin LLP (collectively, the “Contact Personnel”), but in each case only so long as such private communications do not require any public disclosure thereof. The Elliott Parties hereby agree that (i) any confidential or proprietary information of the Company that they or their Affiliates obtain in discussions with the Contact Personnel shall be kept confidential, shall be used solely for the purpose of monitoring and evaluating their investments in the Company and shall not be used to make Disparaging Statements and (ii) they and their Affiliates shall not, and shall cause their respective principals, directors, general partners, managing members, managers, officers and employees not to, make any request of any director of the Company to engage in, or consider engaging in, conduct that is inconsistent with the policies, duties and requirements contemplated by Paragraph 6 (but without being limited by Company Policies to the extent they provide that management (rather than directors) shall be responsible for engaging in communications with external constituencies). The Company shall not adopt any new Company Policies that further restrict the ability of the Contact Personnel to engage in discussions with the Elliott Parties.

12.
Non-Disparagement. During the Restricted Period, each of the Company and the Elliott Parties shall not make or cause to be made, and shall cause their respective Affiliates and its and their respective principals, directors, general partners, members, managers, officers and employees not to make or cause to be made, any expression, statement or announcement (including in any document or report filed with or furnished to the SEC or any stock exchange or through the press, media, analysts, investors or other Persons), either in writing or orally, that constitutes an ad hominem attack on, or otherwise disparages, defames, slanders, or impugns or is reasonably likely to damage the reputation of: (a) in the case of statements or announcements by any of the Elliott Parties: (i) the Company or any of its Affiliates, direct or indirect subsidiaries or advisors or any of its or their respective current or former shareholders, principals, directors, general partners, members, managers, officers, employees, agents or representatives; and (ii) the Company’s and its direct and indirect subsidiaries’ strategies, operations, products, performance or services; and (b) in the case of statements or announcements by the Company, the Elliott Parties, their respective Affiliates, directors, officers, principals, partners, members, managers, current or former shareholders, agents, representatives, and employees, or any Person who has served as an employee of the Elliott Parties (any such statement, a “Disparaging Statement”). The foregoing shall not restrict the ability of any Person to comply with any subpoena or other legal process or respond to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

13.
Press Release. Following the execution and delivery of this Agreement, the Company shall issue a press release in the form attached hereto as Exhibit A (the “Press Release”). No Party shall make any statement inconsistent with the Press Release in connection with the announcement of this Agreement; provided that the foregoing shall not prevent (a) the Company or the Elliott Parties from taking any action required by any governmental or regulatory authority or stock exchange that has jurisdiction over the Company or any of its direct or indirect subsidiaries or the Elliott Parties, respectively (except to the extent such requirement arose by discretionary acts by any of the Company or any of the Elliott Parties or any of their respective Affiliates, respectively), and (b) the Company or the Elliott Parties from making any factual statement that is required in any compelled testimony or production of information, either by legal process, by subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over the Company or any of its direct or indirect subsidiaries or the Elliott Parties, respectively, by any applicable stock exchange rule or as otherwise legally required.

14.
SEC Disclosure. Following the execution and delivery of this Agreement, the Company shall file a Current Report on Form 8-K or include such disclosure in Item 5 of the Company’s Form 10-Q for the quarterly period ended June 30, 2016 that will report its entry into this Agreement (the “Filing”). The relevant disclosure in the Filing shall be consistent with the Press Release and the terms of this Agreement, and shall each be in form and substance reasonably acceptable to the Company and the Elliott Parties.

15.
Representations and Warranties of the Company. The Company represents and warrants to Elliott that: (a) the Company has the requisite corporate power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind it hereto and thereto; (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

16.
Representations and Warranties of Elliott Parties. Each of the Elliott Parties represents and warrants to the Company that: (a) each Elliott Party and the authorized signatory of such Elliott Party set forth on the signature page hereto has the requisite power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind it hereto and thereto; (b) this Agreement has been duly authorized, executed and delivered by such Elliott Party, constitutes a valid and binding obligation and agreement of such Elliott Party and is enforceable against such Elliott Party in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (c) the execution, delivery and performance of this Agreement by such Elliott Party does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Elliott or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such Elliott Party is a party or by which it is bound; (d) the Selected Nominee (i) is not a principal, director, general partner, managing member, manager, officer, employee, agent or representative of any Elliott Party or any Affiliate of any Elliott Party, (ii) is not an investor in any Elliott Party or any Affiliate of any Elliott Party and (iii) has not served on the board of directors or comparable governing body of any company at the direction or pursuant to the designation of any Elliott Party or any Affiliate of any Elliott Party; (e) neither such Elliott Party nor any of its Affiliates (i) has paid any compensation to any Nominee or other member of the Board in connection with such Person’s service on the Board or (ii) has had any agreement, arrangement or understanding, written or oral, with any Nominee or other member of the Board pursuant to which such Person has been or will be compensated for his or her service as a director on, or nominee for election to, the Board or any committee thereof; and (f) as of the date of this Agreement, (i) the Elliott Parties beneficially own in the aggregate 16,411,491 Company common shares, (ii) the Elliott Parties have no other equity interest in, or rights or securities to acquire through exercise, conversion or otherwise, any equity interest in the Company and (iii) except as disclosed in writing by the Elliott Parties to the Company immediately prior to the execution of this Agreement, is a party to any swap or hedging transactions or other derivative agreements of any nature with respect to any Company common shares.

17.
Certain Defined Terms. As used in this Agreement: (a) “Person” shall be interpreted broadly to include, without limitation, any individual, general or limited partnership, corporation, limited liability or unlimited liability company, joint venture, estate, trust, group, association or other entity of any kind or structure; (b) “Affiliate” shall have the meaning set forth in Rule 12b-2 under the Exchange Act and shall include Persons who become Affiliates of any Person subsequent to the date of this Agreement; (c) “beneficially own,” “beneficially owned” and “beneficial ownership” shall each have the meaning set forth in Rules 13d-3 and 13d-5(b)(1) under the Exchange Act (the foregoing, "Basic Beneficial Ownership"); provided that, with respect to Company common shares, a Person shall additionally be deemed to be the beneficial owner of (i) all Company common shares which such Person has the right to acquire (whether or not subject to the passage of time or other contingencies) pursuant to the exercise of any rights in connection with any securities or any agreement, arrangement or understanding, whether written or oral and (ii) any other economic exposure to the Company common shares, including through any swap or other derivative transaction that gives a Person the economic equivalent of ownership of Company common shares (including, without limitation, notional principal amount derivative agreements in the form of cash-settled swaps); (d) “business day” shall mean any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of New York is closed; (e) “Expiration Date” shall mean the one (1) year anniversary of the date of this Agreement; (f) “Extraordinary Transaction” shall mean any tender offer, exchange offer, merger, consolidation, acquisition, business combination, sale of a division, sale of substantially all assets, recapitalization, restructuring, liquidation, dissolution or other similar extraordinary transaction, in each case outside the ordinary course of business and involving the Company or any of its direct or indirect subsidiaries or its or their securities or assets; (g) “group” shall have the meaning set forth in Section 13(d) of the Exchange Act; and (h) “Third Party” means any Person other than a Party.

18.
Affiliates. Each of the Elliott Parties agrees that it (a) shall cause its Affiliates to comply with the terms of this Agreement and (b) shall not cause or direct, or attempt to cause or direct, any Person, including any of its Affiliates and its and their respective principals, directors, general partners, managing members, managers, officers, employees, agents and representatives, to take any action that would be in breach or deemed breach of this Agreement if taken by such Elliott Party or any of its Affiliates. The Company agrees that it (a) shall cause its subsidiaries to comply with the terms of this Agreement and (b) shall not cause or direct, or attempt to cause or direct, any Person, including any of its Affiliates and its and their respective principals, directors, general partners, managing members, managers, officers, employees, agents and representatives, to take any action that would be in breach or deemed breach of this Agreement if taken by such the Company or any of its Affiliates.

19.
Specific Performance. Each of Elliott, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that Elliott, on the one hand, and the Company, on the other hand (as applicable, the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party shall not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Paragraph 19 is not the exclusive remedy for any violation of this Agreement.

20.
Expenses. Each Party shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution, delivery and effectuation of this Agreement and the transactions contemplated hereby.

21.
Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree to use their best efforts to agree upon and replace such invalid, void or unenforceable provision with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid, void or unenforceable provision.

22.
Notices. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement shall be in writing and shall be deemed to have been delivered: (a) upon delivery, when delivered personally; (b) upon sending, when sent by facsimile or electronic mail (provided confirmation of transmission is mechanically or electronically generated and retained by the sending party); or (c) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same as follows:

If to the Company:
PulteGroup, Inc.
3350 Peachtree Road NE, Suite 150
Atlanta, Georgia 30326
Facsimile No: (404) 978-6774
Email Address: Steve.Cook@PulteGroup.com
Attention: Steven M. Cook, Executive Vice President, Chief Legal Officer and Corporate Secretary

with a copy (which shall not constitute notice) to:
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
Facsimile No: (312) 853-7036
Email Address: tcole@sidley.com
swilliams@sidley.com
Attention: Thomas A. Cole
Scott R. Williams
If to the Elliott Parties:
Elliott Associates, L.P.
Elliott International, L.P.
40 West 57th Street
New York, New York 10019
Facsimile No: (212) 478-2401
Email: aCamporin@elliottmgmt.com
Attention: Austin Camporin

with a copy (which shall not constitute notice) to:
Elliott Associates, L.P.

Elliott International, L.P.
40 West 57th Street
New York, New York 10019
Facsimile No: (212) 478-1851
Attention: General Counsel

Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
Facsimile No: (212) 593-5955
Email: marc.weingarten@srz.com; eleazer.klein@srz.com
Attention: Marc Weingarten and Eleazer Klein

23.
Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, except with respect to matters related to the voting of Company common shares and corporate governance matters (including fiduciary determinations) for which Michigan law shall apply, in each case without reference to the conflict of laws principles thereof that would result in the application of the laws of another jurisdiction. Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any of the other Parties or its successors or assigns, shall be brought and determined exclusively in federal or state courts located in New York County, New York and any appellate court therefrom. Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction and venue of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

24.
Counterparts; Headings. This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been executed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile). The paragraph headings contained in this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

25.
Entire Agreement; Amendment and Waiver; Cumulative Remedies; Successors and Assigns; Third Party Beneficiaries; Waiver of Jury Trial. This Agreement is the only agreement and contains the entire understanding of the Parties with respect to its subject matter and supersedes any prior agreements (including any confidentiality agreements previously entered into by the Parties), understandings, negotiations and discussions, whether oral or written, with respect thereto. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties with respect to the subject matter of this Agreement other than those expressly set forth herein. No amendments, modifications, supplements or waivers of any provisions of this Agreement can be made except in writing signed by an authorized representative of each the Parties affected thereby. Any waiver by any Party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. No failure on the part of any Party to exercise or enforce, and no delay in exercising or enforcing, any right, obligation, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise or enforcement of such right, obligation, power or remedy by such Party preclude any other or further exercise or enforcement thereof or the exercise or enforcement of any other right, obligation, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors, heirs, executors, legal representatives and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to any Elliott Party, the prior written consent of the Company, and, with respect to the Company, the prior written consent of the Elliott Parties. Any purported assignment of this Agreement or any rights or obligations hereunder without such respective consent shall be void. This Agreement is solely for the benefit of the Parties and is not enforceable by any other Persons. Each of the Parties, after consulting or having had the opportunity to consult with counsel, knowingly, voluntarily and intentionally waives any right that such Party may have had or have to a trial by jury in any litigation based on or arising out of this Agreement or any related instrument or agreement, or any of the transactions contemplated thereby, or any related course of conduct, dealing, statements (whether oral or written) or actions of any of them. No Party shall seek to consolidate, by counterclaim or otherwise, any action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived.

26.
Interpretation. Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution and delivery of this Agreement and that it has executed this Agreement with the advice of such counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the Parties shall be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is hereby expressly waived by each of the Parties, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

[Signature page follows.]

[Signature Page to Settlement Letter Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.
PULTEGROUP, INC.

By:    /s/ Richard J. Dugas, Jr.
Name: Richard J. Dugas, Jr.
Title: Chairman and Chief Executive Officer

ELLIOTT ASSOCIATES, L.P.

By:	Elliott Capital Advisors, L.P., as General Partner

By:	Braxton Associates, Inc., as General Partner

By:     /s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.

By:	Elliott International Capital Advisors Inc., as Attorney-in-Fact

By:     /s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

Schedule A
Share Repurchase Program Schedule

Fiscal Period	Amount
3rd Quarter 2016	$250 million
4th Quarter 2016	$250 million
2017	$1.0 billion

Exhibit A
Press Release
See attached.

FOR IMMEDIATE RELEASE	Company Contact
Investors: Jim Zeumer
(404) 978-6434
Email: jim.zeumer@pultegroup.com

PULTEGROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS,
ANNOUNCES NEXT PHASE OF VALUE CREATION PLAN
AND ADDS THREE EXPERIENCED EXECUTIVES TO ITS BOARD OF DIRECTORS

•
Reported Q2 Net Income of $0.34 Per Share Includes $0.03 Per Share of Land and Corporate Office Relocation Charges; Prior Year Net Income of $0.28 Per Share Included a Benefit of $0.05 Per Share Relating to a Legal Settlement

•	Home Sale Revenues Increased 41% to $1.8 Billion; Closings Increased 27% to 4,772 Homes

•	Value of Net New Orders Increased 21% to $2.1 Billion; Net New Orders Up 11% to 5,697 Homes

•	Backlog Value Increased 21% to $3.7 Billion; Unit Backlog Increased 8% to 9,679 Homes

•
Company Announces Next Phase of Value Creation with Plans to Drive Greater Overhead Leverage, Moderate the Growth of Future Land Investment and Increase Share Repurchase Activities Consistent with Stated Capital Allocation Priorities

•	Company Increases Share Repurchase Authorization by $1.0 Billion to $1.5 Billion and Intends to Repurchase $1.5 Billion of its Shares by End of 2017

•	Company Adds 3 New Independent Directors, Bringing Additional Industry and Financial Expertise to its Board

ATLANTA - July 21, 2016 - PulteGroup, Inc. (NYSE: PHM) announced today financial results for its second quarter ended June 30, 2016. For the quarter, the Company’s reported net income of $118 million, or $0.34 per share, included pretax charges of $15 million, or $0.03 per share, associated with the termination of certain pending land transactions and recognition of final costs associated with its corporate relocation. Prior year net income of $103 million, or $0.28 per share, included a pretax benefit of $27 million, or $0.05 per share, resulting from a legal settlement realized in the period.

“Building on our strong Q1 results, PulteGroup posted another quarter of significant year-over-year growth in signups, closings, revenues and earnings,” said Richard J. Dugas, Jr., Chairman and Chief Executive Officer of PulteGroup. “Equally important, given the 21% increase in our backlog value to $3.7 billion, we believe the Company is well positioned to deliver outstanding full year performance in 2016.”

“We remain optimistic about the direction of the overall housing market and expect that current economic conditions, continued job formations and low interest rates can support slow and steady growth in housing demand for the next several years. Against this backdrop, we believe that our prior period land investments position us well for continued strong earnings growth.”

Second Quarter Results

Home sale revenues for the second quarter increased 41% over the prior year to $1.8 billion. Higher revenues for the period were driven by a 27% increase in deliveries to 4,772 homes, combined with an 11% increase in average selling price to $367,000.

The Company’s second quarter home sale gross margin was 21.5%, which is in line with Company guidance. Margins for the quarter were reduced by approximately 70 basis points as a result of closings associated with the Company’s purchase of substantially all of the assets of John Wieland Homes and Communities in January 2016.

Homebuilding SG&A expense for the quarter was $192 million, or 11.0% of home sale revenues. Prior year SG&A of $130 million, or 10.5% of home sale revenues, included a benefit of $27 million relating to a legal settlement realized in the period.

The value of net new orders in the second quarter increased 21% to $2.1 billion. On a unit basis, net new orders for the period increased 11% to 5,697 homes. The Company operated out of 700 communities in the quarter, an increase of 11% from the second quarter of 2015.

Backlog value increased 21% over the prior year to $3.7 billion, while the number of homes in backlog increased 8% to 9,679 homes. The average price of homes in backlog was $387,000, which is up 13% over last year and up 5% from the average selling price of homes delivered in the current quarter.

The Company's financial services operations reported second quarter pretax income of $17 million compared with $10 million in 2015. Higher pretax income for the period was the result of higher closing volumes in the Company’s homebuilding operations and a favorable interest rate environment. Mortgage capture rate for the quarter was 81%, compared with 83% in the prior year.

During the quarter, PulteGroup repurchased 2.6 million common shares for $48 million, or an average price of $18.53 per share. The Company also used available cash to retire $465 million of bonds which matured during the second quarter.

PulteGroup announced today that its Board approved increasing its existing share repurchase authorization by $1.0 billion, bringing the total authorization to $1.5 billion. At the end of the second quarter, the Company had $507 million available under the existing repurchase authorization. The Company expects that share repurchases will be made from time to time in the open market, through privately negotiated transactions or otherwise subject to market conditions, applicable legal requirements, and other relevant factors.

Company Announces Next Phase of Value Creation

The Company also announced the next phase of its Value Creation strategy, with plans to drive greater overhead leverage, moderate the growth of future land investment, and increase share repurchase activities consistent with stated capital allocation priorities. These actions build on the highly successful initiatives it launched in 2011 in support of efforts to deliver higher returns on invested capital. As part of its Value Creation strategy, the Company established its capital allocation priorities which include investing in high returning projects, while routinely returning funds to shareholders through dividends and systematic share repurchases. Since launching Value Creation, the Company has seen its gross margins, its operating margins, and its returns increase to be among the industry leaders, and it has returned over $1.2 billion to shareholders through dividends and share buy backs.

“Through our Value Creation strategy, PulteGroup has realized tremendous gains in its operating and financial performance, which is what ultimately drives returns for our shareholders,” said Mr. Dugas. “After our initial focus on improving our operating and balance sheet metrics, we transitioned to increasing investment into the business in support of profitable growth. Increased land investment over the past 24 to 36 months is resulting in substantial growth in 2016 volumes, revenues and profitability, and we believe has the Company well positioned for continued earnings growth over the next few years.”

“As we now look ahead and begin planning for the next successful phase of Value Creation, we are implementing the following actions:

•
We plan to slow the rate of growth in our land spend going forward, and use expected strong cash flows from operations to help fund the repurchase of $1.5 billion of our shares over the next six quarters;

•	We are taking actions to lower our SG&A spend from an expected 10% of home sale revenues in 2016 to a targeted rate of 9% or less of 2017 home sale revenues;

•
Our Board of Directors has approved a $1.0 billion increase in the Company’s share repurchase authorization raising our total authorization to $1.5 billion. The Company plans to repurchase $250 million of its shares in each of the third and fourth quarters of 2016 and $1.0 billion of its shares in 2017;

•
And, as announced in a separate release, we have added three new directors: John Peshkin, who has over 30 years of direct homebuilding experience including having served as CEO of Taylor Woodrow Homes and on the Boards of Standard Pacific Homes and WCI Communities; Joshua Gotbaum, who has served in a number of senior private and public sector roles; and Scott Powers, who has over 30 years of experience in financial asset management and most recently served as president and CEO of State Street Global Advisors.”

Elliott Management Comments on Company Actions

“We appreciate PulteGroup’s ongoing efforts to run a more efficient homebuilding business and toward building long-term shareholder value,” said Dave Miller, Senior Portfolio Manager at Elliott Management. “The addition of these proven executives to the Board, along with PulteGroup’s continued focus on improving operations, unlocking the value of its asset base and accretive capital return will drive significant value for shareholders.”

The Company and affiliates of Elliott Management, which recently acquired 4.7% of PulteGroup shares, have entered into an agreement that provides, among other things, that Elliott will support the Company’s slate of director nominees at the Company’s 2017 Annual Meeting of Shareholders.

Company Updates CEO search

PulteGroup announced that newly named Board members John Peshkin and Josh Gotbaum will be added to the Company’s previously established CEO search committee. “We look forward to having the perspectives of two experienced senior leaders such as John and Josh added to the committee,” stated Patrick J. O’Leary, PulteGroup director and search committee leader. “Our committee is making good progress and we look forward to completing our evaluation of internal and external candidates.”

A conference call discussing PulteGroup's second quarter 2016 results is scheduled for Thursday, July 21, 2016, at 8:30 a.m. Eastern Time. Interested investors can access the live webcast via PulteGroup's corporate website at www.pultegroupinc.com.

Forward-Looking Statements

This press release includes "forward-looking statements." These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "may," "can," "could," "might," "will" and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.

Such risks, uncertainties and other factors include, among other things: interest rate changes and the availability of mortgage financing; continued volatility in the debt and equity markets; competition within the industries in which PulteGroup operates; the availability and cost of land and other raw materials used by PulteGroup in its homebuilding operations; the impact of any changes to our strategy in responding to the cyclical nature of the industry, including any changes regarding our land positions and the rate of growth in land spend; the availability and cost of insurance covering risks associated with PulteGroup's businesses; shortages and the cost of labor; weather related slowdowns; slow growth initiatives and/or local building moratoria; governmental regulation directed at or affecting the housing market, the homebuilding industry or construction activities; uncertainty in the mortgage lending industry, including revisions to underwriting standards and repurchase requirements associated with the sale of mortgage loans; the interpretation of or changes to tax, labor and environmental laws; economic changes nationally or in PulteGroup's local markets, including inflation, deflation, changes in consumer confidence and preferences and the state of the market for homes in general; legal or regulatory proceedings or claims; our ability to generate sufficient cash flow in order to successfully implement our capital allocation priorities; required accounting changes; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See PulteGroup's Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and other public filings with the Securities and Exchange Commission (the "SEC") for a further discussion of these and other risks and uncertainties applicable to our businesses. PulteGroup undertakes no duty to update any forward-looking statement, whether as a result of new information, future events or changes in PulteGroup's expectations.

About PulteGroup

PulteGroup, Inc. (NYSE: PHM), based in Atlanta, Georgia, is one of America's largest homebuilding companies with operations in approximately 50 markets throughout the country. Through its brand portfolio that includes Centex, Pulte Homes, Del Webb, DiVosta Homes and John Wieland Homes and Neighborhoods, the Company is one of the industry's most versatile homebuilders able to meet the needs of multiple buyer groups and respond to changing consumer demand. PulteGroup conducts extensive research to provide homebuyers with innovative solutions and consumer inspired homes and communities to make lives better.

For more information about PulteGroup, Inc. and PulteGroup brands, go to www.pultegroupinc.com;
www.pulte.com; www.centex.com; www.delwebb.com; www.divosta.com and www.jwhomes.com.

# # #

PulteGroup, Inc. Consolidated Results of Operations ($000's omitted, except per share data) (Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Revenues:
Homebuilding
Home sale revenues	$1,751,882	$1,243,077	$3,146,125	$2,331,235
Land sale revenues	4,950	6,460	7,437	24,002
	1,756,832	1,249,537	3,153,562	2,355,237
Financial Services	43,082	30,754	78,930	58,352
Total revenues	1,799,914	1,280,291	3,232,492	2,413,589

Homebuilding Cost of Revenues:
Home sale cost of revenues	1,374,509	953,280	2,463,838	1,794,425
Land sale cost of revenues	4,403	5,312	6,430	18,691
	1,378,912	958,592	2,470,268	1,813,116
Financial Services expenses	26,180	20,767	52,298	43,308
Selling, general, and administrative expenses	192,333	130,119	383,348	291,431
Other expense (income), net	12,909	3,186	18,785	2,303
Income before income taxes	189,580	167,627	307,793	263,431
Income tax expense	71,820	64,303	106,733	105,136
Net income	$117,760	$103,324	$201,060	$158,295

Per share:
Basic earnings	$0.34	$0.28	$0.58	$0.43
Diluted earnings	$0.34	$0.28	$0.57	$0.43
Cash dividends declared	$0.09	$0.08	$0.18	$0.16

Number of shares used in calculation:
Basic	345,240	361,009	346,528	363,863
Effect of dilutive securities	2,759	3,232	2,710	3,297
Diluted	347,999	364,241	349,238	367,160

PulteGroup, Inc. Condensed Consolidated Balance Sheets ($000's omitted) (Unaudited)

	June 30, 2016	December 31, 2015

ASSETS

Cash and equivalents	$229,187	$754,161
Restricted cash	26,484	21,274
House and land inventory	6,629,464	5,450,058
Land held for sale	85,781	81,492
Residential mortgage loans available-for-sale	364,004	442,715
Investments in unconsolidated entities	52,500	41,267
Other assets	681,168	660,835
Intangible assets	161,372	110,215
Deferred tax assets, net	1,277,096	1,394,879
	$9,507,056	$8,956,896

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Accounts payable	$340,847	$327,725
Customer deposits	252,259	186,141
Accrued and other liabilities	1,269,263	1,284,273
Income tax liabilities	33,980	57,050
Financial Services debt	189,557	267,877
Term loan	499,212	498,423
Senior notes	2,103,821	1,576,082
	4,688,939	4,197,571
Shareholders' equity	4,818,117	4,759,325
	$9,507,056	$8,956,896

PulteGroup, Inc. Consolidated Statements of Cash Flows ($000's omitted) (Unaudited)

	Six Months Ended
	June 30,
	2016	2015
Cash flows from operating activities:
Net income	$201,060	$158,295
Adjustments to reconcile net income to net cash from operating activities:
Deferred income tax expense	117,783	103,059
Depreciation and amortization	26,705	21,853
Share-based compensation expense	16,906	14,654
Other, net	9,790	9,319
Increase (decrease) in cash due to:
Restricted cash	(5,210)	(4,526)
Inventories	(810,417)	(485,676)
Residential mortgage loans available-for-sale	78,460	70,123
Other assets	(15,506)	(57,054)
Accounts payable, accrued and other liabilities	55,113	(21,150)
Net cash provided by (used in) operating activities	(325,316)	(191,103)
Cash flows from investing activities:
Capital expenditures	(21,044)	(23,115)
Cash used for business acquisition	(430,025)	—
Other investing activities, net	(8,296)	14,650
Net cash used in investing activities	(459,365)	(8,465)
Cash flows from financing activities:
Proceeds from debt issuance	986,084	—
Repayments of debt	(484,974)	(237,994)
Borrowings under revolving credit facility	358,000	—
Repayments under revolving credit facility	(358,000)	—
Financial Services borrowings (repayments)	(78,320)	(20,970)
Stock option exercises	742	7,222
Share repurchases	(100,806)	(322,066)
Dividends paid	(63,019)	(59,125)
Net cash provided by (used in) financing activities	259,707	(632,933)
Net increase (decrease) in cash and equivalents	(524,974)	(832,501)
Cash and equivalents at beginning of period	754,161	1,292,862
Cash and equivalents at end of period	$229,187	$460,361

Supplemental Cash Flow Information:
Interest paid (capitalized), net	$(14,671)	$(1,911)
Income taxes paid (refunded), net	$(5,457)	$(1,685)

PulteGroup, Inc. Segment Data ($000's omitted) (Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
HOMEBUILDING:
Home sale revenues	$1,751,882	$1,243,077	$3,146,125	$2,331,235
Land sale revenues	4,950	6,460	7,437	24,002
Total Homebuilding revenues	1,756,832	1,249,537	3,153,562	2,355,237

Home sale cost of revenues	1,374,509	953,280	2,463,838	1,794,425
Land sale cost of revenues	4,403	5,312	6,430	18,691
Selling, general, and administrative expenses	192,333	130,119	383,348	291,431
Other expense (income), net	13,041	3,186	18,967	2,303
Income before income taxes	$172,546	$157,640	$280,979	$248,387

FINANCIAL SERVICES:
Income before income taxes	$17,034	$9,987	$26,814	$15,044

CONSOLIDATED:
Income before income taxes	$189,580	$167,627	$307,793	$263,431

PulteGroup, Inc. Segment Data, continued ($000's omitted) (Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015

Home sale revenues	$1,751,882	$1,243,077	$3,146,125	$2,331,235

Closings - units
Northeast	310	316	572	564
Southeast (a)	1,025	772	1,851	1,384
Florida	767	597	1,512	1,198
Midwest	786	659	1,338	1,228
Texas	923	754	1,698	1,500
West	961	646	1,746	1,235
	4,772	3,744	8,717	7,109
Average selling price	$367	$332	$361	$328

Net new orders - units
Northeast	352	443	730	880
Southeast (a)	1,016	1,041	2,068	1,979
Florida	1,011	805	1,934	1,716
Midwest	1,059	830	2,053	1,593
Texas	1,036	993	2,157	2,110
West	1,223	1,006	2,407	1,979
	5,697	5,118	11,349	10,257
Net new orders - dollars (b)	$2,142,024	$1,766,848	$4,255,995	$3,475,238

Unit backlog
Northeast			602	777
Southeast (a)			1,679	1,563
Florida			1,696	1,520
Midwest			1,804	1,553
Texas			1,804	1,883
West			2,094	1,702
			9,679	8,998
Dollars in backlog			$3,749,299	$3,087,862

(a)	Southeast includes the acquisition in January 2016 of substantially all of the assets of JW Homes ("Wieland").

(b)
Net new orders excludes backlog acquired from Wieland in January 2016. Net new order dollars represent a composite of new order dollars combined with other movements of the dollars in backlog related to cancellations and change orders.

PulteGroup, Inc. Segment Data, continued ($000's omitted) (Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
MORTGAGE ORIGINATIONS:
Origination volume	3,158	2,507	5,706	4,623
Origination principal	$868,671	$635,153	$1,535,317	$1,149,941
Capture rate	80.6%	83.4%	80.8%	82.5%

Supplemental Data ($000's omitted) (Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015

Interest in inventory, beginning of period	$158,653	$166,887	$149,498	$167,638
Interest capitalized	38,231	31,296	73,515	62,099
Interest expensed	(29,396)	(33,799)	(55,525)	(65,353)
Interest in inventory, end of period	$167,488	$164,384	$167,488	$164,384